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[redacted]

08005107

September 26, 2008

Rule 12g3-2(b) File No. 82-35118

SEC
Mail Processing
Section

SEP 2 6 2008

Washington, DC
105

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

Dai Nippon Printing Co., Ltd.
<u>Rule 12g3-2(b) File No. 82-35118</u>

The enclosed documents, as identified in Exhibit A attached hereto, are being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Masahisa Ikeda

Enclosures
MI/KN/ms

PROCESSED
OCT 01 2008 SA
THOMSON REUTERS

llw 9/30

Exhibit A

Documents for which English Versions are Readily Available

Documents Disclosed Pursuant to Timely Disclosure Regulations of Tokyo Stock Exchange and Osaka Securities Exchange:

1. "Selected Financial Data for the First Quarter Ended June 30, 2008", as filed with the Tokyo Stock Exchange and the Osaka Securities Exchange on August 6, 2008 (summary in English)

   (Exhibit A-1)

Press release:

1. Press release dated August 1, 2008, "DNP to Integrate Three Arts and Cultural Related Business Group Companies to Establish DNP Art Communications"

   (Exhibit A-2)

Exhibit A-1

Dai Nippon Printing Co., Ltd. and Consolidated Subsidiaries

Selected Financial Data for the First Quarter Ended June 30, 2008

*This note is a selected translation of the Japanese Financial Statements and is unaudited information.

As of June 30

(millions of yen except per share amount)

	2008	2007
Total assets	¥ 1,552,392	¥ 1,616,836
Net assets	1,008,521	1,057,759
Equity ratio	62.6 %	63.7 %
Book value per share (yen)	¥ 1,507.05	¥ 1,527.63

Three months ended June 30

(millions of yen except per share amount)

	2008		2007	
Net sales	¥ 389,829	1.1 %	¥ 385,665	8.6 %
Operating income	18,848	8.7 %	17,346	(23.2) %
Ordinary income	21,084	7.0 %	19,707	(17.9) %
Net income	9,972	11.1 %	8,977	(29.4) %
Earnings per share (yen)				
primary	¥ 15.27		¥ 13.12	
fully diluted	–		–	

Actual results by business segment for three months ended June 30

(millions of yen)

	2008		2007	
Information Communication				
Net sales	¥ 163,459	5.2 %	¥ 155,319	(1.3) %
Operating income	8,207	(8.3) %	8,948	(18.5) %
Lifestyle and Industrial Supplies				
Net sales	¥ 138,361	(0.2) %	¥ 138,670	18.1 %
Operating income	7,532	(10.0) %	8,373	(6.8) %
Electronics				
Net sales	¥ 76,487	(3.6) %	¥ 79,349	18.8 %
Operating income	5,652	113.6 %	2,646	(42.5) %
Beverages				
Net sales	¥ 15,471	(1.5) %	¥ 15,711	(0.4) %
Operating income	(393)	– %	(358)	– %

DNP

News Release

Exhibit A-2

August 01, 2008

DNP to Integrate Three Arts and Cultural Related Business Group Companies to Establish DNP Art Communications

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) will integrate three existing group companies in order to strengthen and develop its graphic design and art related business, and will establish a new company to be known as "DNP Art Communications Co., Ltd. (DNP Art Communications,)" which will commence operations from August 1.

The three group companies to be integrated under the new company are Trans Art Inc. (Trans Art,) a company involved in the planning, production and marketing of graphic design oriented exhibitions; DNP Archives Com. Co., Ltd,; (DNP Archives Com.,) a company which plans, designs, configures and operates archive systems, performs copyright processing of art images, and provides the relevant data, while also undertaking contents planning, production and marketing; and Maison de DNP Ginza Co., Ltd., (Maison de DNP Ginza,) which markets goods related to French art galleries and museums. The operations of these three companies shall be transferred in their entirety to the new company, and business operations continued under the new framework.

[Background]

DNP has not only provided superior products and services to society through its economic activities, but has also supported the promotion of the arts and culture, mainly via its preservation and outreach activities related to historical cultural assets and pictorial art, which employ the graphic arts and printing technologies familiar to printing companies. Based on the realization that printing technology and graphic design stand in a close knit relationship, in 1986 DNP established the "ginza graphic gallery," one of the world' s few specialized graphic design galleries, and followed this up by establishing the "ddd Gallery" in Osaka, and the modern graphic arts center, the "Center for Comtemporary Graphic Art" in Fukushima prefecture. DNP also operates the art gallery data site "artscape," and has been involved in cultural activities, including joint projects related to France.

Trans Art, DNP Archives Com. and Maison de DNP Ginza have developed businesses including copyright intermediary services, art production, publishing, data provision services and the provision of corporate gifts as companies working to promote "graphic design," "art," and "French arts and culture."

[Objectives and Aims in Establishing the New Company]

DNP considers it necessary to conduct its operations in a more lateral

manner against the backdrop of increasing hopes and expectations for graphic design and art linked businesses, and has established the new company to promote these businesses as an organic whole. Apart from offering publishing, along with event, seminar and licensing services in the graphic design and art linked areas, the new company will also offer a total service from planning, including developing goods, to execution, manufacturing, sales, and operation, aiming for further business expansion.

[Outline of the New Company]

Company Name :	DNP Art Communications Co., Ltd.
Location :	DNP Gotanda Building, 3-5-20 Nishigotanda, Shinagawa-ku, Tokyo
Paid in Capital :	300 million yen
Number of Employees :	28
President :	Yutaka Ito

Dai Nippon Printing Co., Ltd. :	HQ, Tokyo; CEO Yoshitoshi Kitajima; Paid in Capital 114.4 billion yen
Trans Art Inc. :	HQ, Tokyo; CEO Koju Funahashi; Paid in Capital 50 million yen
DNP Archives Com. Co., Ltd. :	HQ, Tokyo; CEO Yutaka Ito; Paid in Capital 100 million yen
Maison de DNP Ginza Co., Ltd. :	HQ, Tokyo; CEO Kunikazu Akishige; Paid in Capital 60 million yen

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

For more information please contact : contact form

[News Release Index]

END